Exhibit 99.1

N   E   W   S   R   E   L   E   A   S   E

Siyata Mobile Secures Largest Single SD7 Order in Company History

$1.4 Million Order to Deliver SD7 Handsets to Major U.S. Wireless Carrier

VANCOUVER, BC / ACCESSWIRE / July 6, 2023 / Siyata Mobile Inc. (Nasdaq: SYTA, SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, today announced that it has secured its largest SD7 order ever in the Company’s history from a single customer. The order is valued at approximately $1.4 million.

The Company expects to deliver this new order in the second half of 2023.

Marc Seelenfreund, CEO of Siyata, stated, “This order brings our total of publicly announced orders for 2023 to $6.1 million, which relative to $6.0 million in revenue for the full year 2022, sets us on a pace for strong growth in 2023. Our sales momentum is accelerating, and we are extremely encouraged by the traction we are gaining with our channel partners. Our SD7 handsets are approved for use by all major U.S. wireless carriers and we believe that this large order by one of those carriers signals its expectations for increasing demand from its enterprise customers for our Push-to-Talk Over Cellular handset. Increasingly, organizations are adopting PoC as a standard for cost-effective, high quality two-way communication with use cases reaching beyond traditional emergency response. Our SD7 handsets are widely available through a multitude of distribution points. New orders are increasing, demand is robust and our pipeline of new markets and potential new customers is expanding.”

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next-generation Push-To-Talk over Cellular devices, cellular booster systems, and video monitoring solutions. Its portfolio of in-vehicle and rugged devices enables first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise-grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signals in remote areas, inside structural buildings where signals are weak, and within vehicles for the maximum cellular signal strength possible.

For its video monitoring system, Siyata integrates software that we license with off-the-shelf hardware providing our customers with an integrated advanced camera system for management and visual monitoring of their fleet vehicles.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA,” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties, and actual results, performance, or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”) and in subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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